U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

Current Report on Form 8-K FOR 3/28/05 Deal 2005-KS3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement





05046971

Name of Person Filing the Document
(if Other than the Registrant)



SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2005
WASH, D.C.
185
SECTION

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 28th day of March, 2005.

Residential Asset Securities Corporation
(Registrant)

By: [signature]

Name: Benita Bjorgo
Title: Vice President

PROCESSED
APR 0 5 2005
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)



RECEIVED

$401,455,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS3

RASC SERIES 2005-KS3 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

March 28, 2005

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RASC Series 2005-KS3 Trust
Home Equity Mortgage Asset-Backed Pass-Through Certificates

$401,455,000 (Approximate)
Subject to Revision

Class	Approximate Size[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (mos)[2] Call/Mat	Final Scheduled Distribution Date[3]	Expected Ratings (S&P/Moody's)
A-1[4]	$164,000,000	Floating	SEQ	1.00 / 1.00	1-22 / 1-22	February 2026	AAA/Aaa
A-2[4]	$65,000,000	Floating	SEQ	2.00 / 2.00	22-28 / 22-28	March 2030	AAA/Aaa
A-3[4]	$68,500,000	Floating	SEQ	3.50 / 3.54	28-72 / 28-82	May 2034	AAA/Aaa
A-4[4]	$15,227,000	Floating	SEQ	5.96 / 9.14	72-72 / 82-166	March 2035	AAA/Aaa
M-1 [4][5]	$16,831,000	Floating	MEZ	4.79 / 5.25	49-72 / 49-144	March 2035	AA+/Aaa
M-2 [4][5]	$7,065,000	Floating	MEZ	4.59 / 5.04	47-72 / 47-138	March 2035	AA+/Aa1
M-3 [4][5]	$20,779,000	Floating	MEZ	4.45 / 4.89	43-72 / 43-135	March 2035	AA/Aa2
M-4 [4][5]	$6,234,000	Floating	MEZ	4.35 / 4.77	42-72 / 42-126	March 2035	AA-/Aa3
M-5 [4][5]	$9,974,000	Floating	MEZ	4.31 / 4.71	40-72 / 40-122	March 2035	A+/A1
M-6 [4][5]	$7,481,000	Floating	MEZ	4.27 / 4.65	40-72 / 40-115	March 2035	A/A2
M-7 [4][5]	$4,364,000	Floating	MEZ	4.24 / 4.59	39-72 / 39-109	March 2035	A-/A3
M-8 [4][5]	$6,649,000	Floating	MEZ	4.23 / 4.55	38-72 / 38-105	March 2035	BBB+/Baa1
M-9 [4][5]	$4,364,000	Floating	MEZ	4.20 / 4.47	38-72 / 38-97	March 2035	BBB/Baa2
M-10 [4][5]	$4,987,000	Floating	MEZ	4.20 / 4.40	38-72 / 38-91	March 2035	BBB-/Baa3
B-1 [4][5][6]	$3,117,000	Floating	SUB	Not Marketed Hereby		March 2035	BB+/Ba1
B-2 [4][5][6]	$2,078,000	Floating	SUB	Not Marketed Hereby		March 2035	BB+/Ba2
B-3 [4][5][6]	$5,195,000	Floating	SUB	Not Marketed Hereby		March 2035	BB+/NR
B-4 [4][5][6]	$1,662,000	Floating	SUB	Not Marketed Hereby		March 2035	BB/NR
Total	$413,507,000						

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the Mortgage Loans.
(3) For the Class A-1, Class A-2 and Class A-3 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered by the prospectus supplement.

Transaction Overview

Certificates:	The Class A-1 Certificates, Class A-2 Certificates, Class A-3 and Class A-4 Certificates (the "Class A Certificates"). The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates (the "Class M Certificates"); and the Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates and Class B-4 Certificates (the "Class B Certificates" and together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates").
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation with respect to the Mortgage Loans.
Trustee:	US Bank, National Association
Underwriter:	Greenwich Capital Markets, Inc.
Cut-off Date:	March 1, 2005
Closing Date:	On or about April 8, 2005
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in April 2005. The initial Distribution Date will be April 25, 2005.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates, Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates and Class B-4 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.
Tax Status:	The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.
ERISA Eligibility:	The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Optional Termination Date:	If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the initial principal balance as of the Cut-off Date ("Optional Termination Date"), the holders of the call rights may terminate the trust.
Expense Fee Rate:	With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.
Mortgage Loans:	The mortgage pool will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first and junior liens on mortgaged properties. Approximately 2.19% of the Mortgage Loans provide for an initial interest only period of up to five years. On the Closing Date, the Mortgage Loans will have an aggregate principal balance of approximately $415,585,128.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum interest rate less the Expense Fee Rate with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

Net WAC Cap Rate: The pass-through rate of the Class A, Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the yield maintenance agreement, if any.

Basis Risk Shortfall: With respect to the Class A, Class M and Class B Certificates and any Distribution Date on which the Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Net WAC Cap Rate; plus any unpaid Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the yield maintenance agreement will be Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Relief Act Shortfalls:	With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.
Interest Accrual Period:	From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.
Eligible Master Servicing Compensation:	With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the Mortgage Loans.
Coupon Step Up:	If the holders of the call rights do not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.
Credit Enhancement:	**A. Overcollateralization ("OC")** **B. Excess Cash Flow** **C. Subordination**

Expected Credit Support Percentage:

Class	Rating (S/M)	Initial Credit Support	After Step-Down Support
Class A	AAA/Aaa	24.75%	49.50%
Class M-1	AA+/Aaa	20.70%	41.40%
Class M-2	AA+/Aa1	19.00%	38.00%
Class M-3	AA/Aa2	14.00%	28.00%
Class M-4	AA-/Aa3	12.50%	25.00%
Class M-5	A+/A1	10.10%	20.20%
Class M-6	A/A2	8.30%	16.60%
Class M-7	A-/A3	7.25%	14.50%
Class M-8	BBB+/Baa1	5.65%	11.30%
Class M-9	BBB/Baa2	4.60%	9.20%
Class M-10	BBB-/Baa3	3.40%	6.80%
Class B-1	BB+/Ba1	2.65%	5.30%
Class B-2	BB+/Ba2	2.15%	4.30%
Class B-3	BB+/NR	0.90%	1.80%
Class B-4	BB/NR	0.50%	1.00%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (S/M)	Subordination %
Class A	AAA/Aaa	50.50%
Class M-1	AA+/Aaa	58.60%
Class M-2	AA+/Aa1	62.00%
Class M-3	AA/Aa2	72.00%
Class M-4	AA-/Aa3	75.00%
Class M-5	A+/A1	79.80%
Class M-6	A/A2	83.40%
Class M-7	A-/A3	85.50%
Class M-8	BBB+/Baa1	88.70%
Class M-9	BBB/Baa2	90.80%
Class M-10	BBB-/Baa3	93.20%
Class B-1	BB+/Ba1	94.70%
Class B-2	BB+/Ba2	95.70%
Class B-3	BB+/NR	98.20%
Class B-4	BB/NR	99.00%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, an amount equal to 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in April 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is 49.50%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, for purposes of this definition only, after taking into account the Principal Remittance Amount, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event:

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) 3.10 and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in April 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Date	Required Loss Percentage
Month 37 to Month 48	3.25% with respect to Month 37, plus an additional 1/12th of 1.75% for each month thereafter
Month 49 to Month 60	5.00% with respect to Month 49, plus an additional 1/12th of 1.25% for each month thereafter
Month 61 to Month 72	6.25% with respect to Month 61, plus an additional 1/12th of 0.75% for each month thereafter
Month 73 and thereafter	7.00%

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) To the Class A Certificates, pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates;

(viii) To the Class M-7 Certificates;

(ix) To the Class M-8 Certificates;

(x) To the Class M-9 Certificates;

(xi) To the Class M-10 Certificates;

(xii) To the Class B-1 Certificates;

(xiii) To the Class B-2 Certificates;

(xiv) To the Class B-3 Certificates; and

(xv) To the Class B-4 Certificates.

Principal Distributions: On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances of the Class A Certificates are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero;

(viii) To the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the certificate principal balance of the Class M-7 Certificates is reduced to zero;

(ix) To the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the certificate principal balance of the Class M-8 Certificates is reduced to zero;

(x) To the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the certificate principal balance of the Class M-9 Certificates is reduced to zero;

(xi) To the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the certificate principal balance of the Class M-10 Certificates is reduced to zero;

(xii) To the Class B-1 Certificates, the Class B-1 Principal Distribution Amount, until the certificate principal balance of the Class B-1 Certificates is reduced to zero;

(xiii) To the Class B-2 Certificates, the Class B-2 Principal Distribution Amount, until the certificate principal balance of the Class B-2 Certificates is reduced to zero;

(xiv) To the Class B-3 Certificates, the Class B-3 Principal Distribution Amount, until the certificate principal balance of the Class B-3 Certificates is reduced to zero; and

(xv) To the Class B-4 Certificates, the Class B-4 Principal Distribution Amount, until the certificate principal balance of the Class B-4 Certificates is reduced to zero.

Class A Principal Distributions:

The Principal Distribution Amount will be distributed sequentially as follows:

(i) To the Class A-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) To the Class A-4 Certificates, until the certificate principal balance thereof is reduced to zero.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) To pay to holders of the class or classes of Certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses previously allocated to reduce the certificate principal balance of any Class A, Class M or Class B Certificates and remaining unreimbursed, but only to the extent of subsequent recoveries;

(ii) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of realized losses incurred on the mortgage loans for the preceding calendar month;

(iii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iv) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(v) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(vi) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Basis Risk Shortfall remaining unpaid as of that distribution date;

(vii) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(viii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(ix) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount: For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans, (y) subsequent recoveries in an amount not to exceed losses previously allocated to any class of Class A, Class M or Class B Certificates that remain unreimbursed on that Distribution Date and (z) the Excess Cash Flow to the extent distributable as principal to (i) cover realized losses on the Mortgage Loans and (ii) to reach the Overcollateralization Target Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the Overcollateralization Floor.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the

Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the Overcollateralization Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-7 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-8 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7

Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-9 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable

Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class M-10 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount and the Class M-9 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount and the Class M-9 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-10 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class B-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and the Class M-10 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and the Class M-10 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and Class M-10 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, the Class M-10 Principal Distribution Amount and the Class B-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, the Class M-10 Principal Distribution Amount and the Class B-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates and Class B-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, Class M-10 Principal Distribution Amount and the Class B-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class B-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, the Class M-10 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, the Class M-10 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates, Class B-1 Certificates and Class B-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, Class M-10 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Class B-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, the Class M-10 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, the Class M-10 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, the Class M-7 Principal Distribution Amount, the Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, Class M-10 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class B-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

Allocation of Losses: Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prosepctus supplement);

(iii) To the Class B-4 Certificates, until reduced to zero;

(iv) To the Class B-3 Certificates, until reduced to zero;

(v) To the Class B-2 Certificates, until reduced to zero;

(vi) To the Class B-1 Certificates, until reduced to zero;

(vii) To the Class M-10 Certificates, until reduced to zero;

(viii) To the Class M-9 Certificates, until reduced to zero;

(ix) To the Class M-8 Certificates, until reduced to zero;

(x) To the Class M-7 Certificates, until reduced to zero;

(xi) To the Class M-6 Certificates, until reduced to zero;

(xii) To the Class M-5 Certificates, until reduced to zero;

(xiii) To the Class M-4 Certificates, until reduced to zero;

(xiv) To the Class M-3 Certificates, until reduced to zero;

(xv) To the Class M-2 Certificates, until reduced to zero;

(xvi) To the Class M-1 Certificates, until reduced to zero; and

(xvii) To the Class A Certificates, on a pro-rata basis; until reduced to zero.

Prospectus:

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class A, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A, Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in March. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2008.

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
Apr. 25, 2005	N/A	N/A	N/A	Apr. 25, 2007	215,109,706	8.74057	10.00000
May. 25, 2005	411,355,316	7.10487	10.00000	May. 25, 2007	204,070,564	9.02313	10.00000
Jun. 25, 2005	408,292,956	6.87572	10.00000	Jun. 25, 2007	194,080,629	8.72120	10.00000
Jul. 25, 2005	404,315,378	7.10496	10.00000	Jul. 25, 2007	187,475,498	9.03439	10.00000
Aug. 25, 2005	399,423,419	6.87582	10.00000	Aug. 25, 2007	181,096,867	8.78103	10.00000
Sep. 25, 2005	393,623,720	6.87589	10.00000	Sep. 25, 2007	174,937,106	9.38935	10.00000
Oct. 25, 2005	386,929,073	7.10517	10.00000	Oct. 25, 2007	168,997,967	9.69734	10.00000
Nov. 25, 2005	379,358,493	6.87607	10.00000	Nov. 25, 2007	163,261,461	9.37966	10.00000
Dec. 25, 2005	370,947,865	7.10540	10.00000	Dec. 25, 2007	157,720,588	9.68724	10.00000
Jan. 25, 2006	361,778,670	6.87635	10.00000	Jan. 25, 2008	152,368,592	9.39451	10.00000
Feb. 25, 2006	351,973,654	6.87659	10.00000	Feb. 25, 2008	147,199,273	9.61603	10.00000
Mar. 25, 2006	341,687,748	7.61369	10.00000				
Apr. 25, 2006	331,701,016	6.87718	10.00000				
May. 25, 2006	322,004,743	7.10672	10.00000				
Jun. 25, 2006	312,590,466	6.87777	10.00000				
Jul. 25, 2006	303,449,972	7.10734	10.00000				
Aug. 25, 2006	294,575,284	6.87837	10.00000				
Sep. 25, 2006	285,958,661	6.87868	10.00000				
Oct. 25, 2006	277,592,585	7.10828	10.00000				
Nov. 25, 2006	269,469,760	6.87929	10.00000				
Dec. 25, 2006	261,364,657	7.10919	10.00000				
Jan. 25, 2007	252,723,408	6.94299	10.00000				
Feb. 25, 2007	239,455,890	7.05550	10.00000				
Mar. 25, 2007	226,917,238	9.68625	10.00000				

Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$415,585,128		
Number of Mortgage Loans	3,070		
Average Current Principal Balance	$135,369.75	$12,483.39	$649,205.46
[1]Weighted Average Original Loan-to-Value (%)	82.41	12.00	100.00
[1]Weighted Average Mortgage Rate (%)	7.609	4.990	11.930
[1]Weighted Average Net Mortgage Rate (%)	7.105	4.535	11.350
[1]Weighted Average Note Margin (%)	6.773	2.750	10.000
[1]Weighted Average Maximum Mortgage Rate (%)	13.755	10.990	17.250
[1]Weighted Average Minimum Mortgage Rate (%)	7.165	3.250	10.650
[1]Weighted Average Term to Next Rate Adjustment Rate (months)	25	3	58
[1] Weighted Average Remaining Term to Stated Maturity (months)	356	118	360
[1] [2]Weighted Average Credit Score	607	477	806

[1] Weighted Average reflected in Total.
[2] 100.00% of the Aggregate Loans have Credit Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	87.03 %
	Fixed	12.97 %
Lien	First	99.76 %
	Second	0.24 %
Property Type	Single-family detached	77.20 %
	Planned Unit Developments (detached)	10.88 %
	Two-to four-family units	3.63 %
	Condo Low-Rise (less than 5 stories)	3.33 %
	Planned Unit Developments (attached)	2.00 %
	Manufactured Home	1.79 %
	Townhouse	0.93 %
	Condo Mid-Rise (5-8 stories)	0.23 %
	Leasehold	0.02 %
Occupancy Status	Primary Residence	92.77 %
	Non Owner Occupied	5.25 %
	Second/Vacation	1.98 %
Documentation Type	Full Documentation	68.24 %
	Reduced Documentation	31.76 %
Loans with Prepayment Penalties		58.71 %
Loans serviced by Homecomings		100.00 %

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	46	$5,898,050	1.42%	$128,218	70.07%
500 - 519	94	11,758,176	2.83	125,087	75.85
520 - 539	148	19,912,433	4.79	134,543	75.39
540 - 559	231	29,151,773	7.01	126,198	77.98
560 - 579	369	43,983,823	10.58	119,197	81.55
580 - 599	460	60,241,274	14.50	130,959	83.78
600 - 619	595	82,681,755	19.90	138,961	85.03
620 - 639	465	65,044,723	15.65	139,881	84.29
640 - 659	282	42,568,454	10.24	150,952	82.79
660 - 679	195	29,245,830	7.04	149,979	82.54
680 - 699	76	10,457,537	2.52	137,599	82.68
700 - 719	42	6,159,991	1.48	146,666	81.58
720 - 739	27	3,923,281	0.94	145,307	84.77
740 - 759	22	2,713,357	0.65	123,334	86.73
760 >=	18	1,844,669	0.44	102,482	81.53
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**82.41%**

Aggregate Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,263	$91,418,083	22.00%	$72,382	602	80.77%
100,001 - 200,000	1,288	181,366,627	43.64	140,813	606	82.77
200,001 - 300,000	386	93,523,345	22.50	242,288	611	82.29
300,001 - 400,000	109	37,782,358	9.09	346,627	615	84.84
400,001 - 500,000	21	9,654,749	2.32	459,750	620	84.12
500,001 - 600,000	1	566,759	0.14	566,759	674	80.00
600,001 - 700,000	2	1,273,208	0.31	636,604	641	75.02
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	17	$3,965,982	0.95%	$233,293	651	83.60%
5.000 - 5.499	40	8,266,274	1.99	206,657	646	82.57
5.500 - 5.999	157	28,862,354	6.94	183,837	633	79.88
6.000 - 6.499	396	63,404,278	15.26	160,112	624	79.13
6.500 - 6.999	572	84,761,031	20.40	148,184	619	80.54
7.000 - 7.499	704	95,451,594	22.97	135,585	602	82.62
7.500 - 7.999	532	62,697,711	15.09	117,853	594	85.66
8.000 - 8.499	369	41,901,810	10.08	113,555	584	86.60
8.500 - 8.999	152	15,329,331	3.69	100,851	575	86.18
9.000 - 9.499	85	8,196,000	1.97	96,424	563	81.48
9.500 - 9.999	24	1,745,198	0.42	72,717	562	79.02
10.000 - 10.499	12	530,208	0.13	44,184	538	70.67
10.500 - 10.999	9	417,373	0.10	46,375	619	79.87
11.000 - 11.499	1	55,984	0.01	55,984	538	70.00
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	5	$1,499,703	0.36%	$299,941	666	85.56%
5.000 - 5.499	11	2,176,279	0.52	197,844	649	84.86
5.500 - 5.999	48	10,231,889	2.46	213,164	646	81.31
6.000 - 6.499	152	27,154,004	6.53	178,645	635	79.97
6.500 - 6.999	423	69,001,632	16.60	163,124	629	79.72
7.000 - 7.499	495	72,630,478	17.48	146,728	619	80.58
7.500 - 7.999	746	101,456,354	24.41	136,000	602	82.44
8.000 - 8.499	455	54,793,806	13.18	120,426	593	84.96
8.500 - 8.999	437	48,509,646	11.67	111,006	585	86.83
9.000 - 9.499	142	14,924,098	3.59	105,099	570	85.45
9.500 - 9.999	100	9,660,418	2.32	96,604	559	82.17
10.000 - 10.499	31	2,220,921	0.53	71,643	564	79.34
10.500 - 10.999	15	930,548	0.22	62,037	555	72.26
11.000 - 11.499	5	171,717	0.04	34,343	610	93.66
11.500 - 11.999	5	223,634	0.05	44,727	599	92.49
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	94	$8,184,830	1.97%	$87,073	594
50.01 - 55.00	45	5,591,241	1.35	124,250	593
55.01 - 60.00	75	9,841,499	2.37	131,220	577
60.01 - 65.00	90	11,684,116	2.81	129,824	592
65.01 - 70.00	171	22,545,641	5.43	131,846	580
70.01 - 75.00	228	29,928,445	7.20	131,265	593
75.01 - 80.00	706	95,347,572	22.94	135,053	614
80.01 - 85.00	459	64,504,595	15.52	140,533	609
85.01 - 90.00	607	90,186,690	21.70	148,578	607
90.01 - 95.00	553	73,636,158	17.72	133,158	619
95.01 - 100.00	42	4,134,340	0.99	98,437	666
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	111	$10,269,742	2.47%	$92,520	605	83.99%
Alaska	3	426,948	0.10	142,316	607	85.53
Arizona	89	12,869,207	3.10	144,598	607	81.43
Arkansas	24	2,110,201	0.51	87,925	593	82.21
California	157	33,441,225	8.05	213,001	608	76.28
Colorado	44	7,426,175	1.79	168,777	609	84.28
Connecticut	29	4,373,750	1.05	150,819	607	76.73
Delaware	8	1,154,574	0.28	144,322	596	84.89
District of Columbia	6	805,846	0.19	134,308	574	67.31
Florida	287	41,956,711	10.10	146,191	615	80.32
Georgia	164	22,748,204	5.47	138,709	608	85.77
Idaho	12	1,556,030	0.37	129,669	613	80.43
Illinois	129	19,740,069	4.75	153,024	615	83.46
Indiana	105	9,290,126	2.24	88,477	604	84.38
Iowa	23	1,968,799	0.47	85,600	597	87.13
Kansas	11	1,189,570	0.29	108,143	607	84.57
Kentucky	52	4,660,823	1.12	89,631	615	84.20
Louisiana	67	7,321,967	1.76	109,283	594	84.36
Maine	5	621,541	0.15	124,308	599	78.90
Maryland	65	12,730,754	3.06	195,858	615	82.85
Massachusetts	35	8,075,517	1.94	230,729	627	83.24
Michigan	215	25,994,343	6.25	120,904	608	81.94
Minnesota	77	12,857,271	3.09	166,978	609	83.32
Mississippi	60	6,117,700	1.47	101,962	597	83.28
Missouri	120	12,476,090	3.00	103,967	595	85.80
Montana	1	79,050	0.02	79,050	595	85.00
Nebraska	6	660,866	0.16	110,144	584	86.49
Nevada	39	7,298,075	1.76	187,130	614	80.81
New Hampshire	8	1,723,273	0.41	215,409	586	79.12
New Jersey	43	10,142,301	2.44	235,867	621	80.69
New Mexico	16	1,807,317	0.43	112,957	621	87.96
New York	49	10,483,387	2.52	213,947	610	84.52
North Carolina	91	10,615,757	2.55	116,657	606	84.24
North Dakota	5	532,582	0.13	106,516	613	81.34
Ohio	116	12,249,989	2.95	105,603	597	87.22
Oklahoma	36	3,035,536	0.73	84,320	600	85.61
Oregon	17	3,279,942	0.79	192,938	616	77.89
Pennsylvania	84	9,702,286	2.33	115,503	606	81.37
Rhode Island	5	816,321	0.20	163,264	634	75.75
South Carolina	65	6,775,828	1.63	104,244	600	83.26
South Dakota	3	270,139	0.07	90,046	600	84.32
Tennessee	81	9,274,860	2.23	114,504	600	86.09
Texas	187	20,235,921	4.87	108,213	604	83.60
Utah	27	3,923,345	0.94	145,309	604	87.10
Vermont	2	303,600	0.07	151,800	607	85.78
Virginia	96	15,436,215	3.71	160,794	606	79.58

Aggregate State Distributions of Mortgaged Properties (Continued)

State or Territory (Continued)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Washington	55	$8,664,575	2.08%	$157,538	604	82.52%
West Virginia	9	870,692	0.21	96,744	625	83.91
Wisconsin	130	15,110,567	3.64	116,235	593	82.85
Wyoming	1	109,521	0.03	109,521	540	80.00
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,927	$263,485,846	63.40%	$136,734	599	80.54%
Purchase	832	112,156,209	26.99	134,803	626	87.08
Rate/Term refinance	311	39,943,073	9.61	128,434	611	81.64
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,198	$283,592,778	68.24%	$129,023	599	83.56%
Reduced Documentation	872	131,992,350	31.76	151,367	625	79.95
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	2,794	$385,547,048	92.77%	$137,991	605	82.80%
Non Owner Occupied	224	21,813,415	5.25	97,381	638	76.58
Second/Vacation	52	8,224,666	1.98	158,167	636	79.68
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single Family Detached	2,451	$320,818,121	77.20%	$130,893	605	82.83%
Planned Unit Developments (detached)	230	45,219,206	10.88	196,605	612	82.38
Two-Four Family Units	109	15,072,609	3.63	138,281	614	79.02
Condominium Low Rise (less than 5 stories)	99	13,831,678	3.33	139,714	623	82.36
Planned Unit Developments (attached)	56	8,301,187	2.00	148,235	608	82.20
Manufactured Housing	82	7,426,680	1.79	90,569	633	76.44
Townhouse	36	3,882,170	0.93	107,838	593	75.21
Condominium Mid Rise (5 to 8 stories)	6	950,666	0.23	158,444	601	76.90
Leasehold	1	82,813	0.02	82,813	495	67.00
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,541	219,820,744	52.89	142,648	636	84.44
AM	575	74,634,410	17.96	129,799	571	82.63
AX	541	74,606,351	17.95	137,905	598	80.33
B	277	31,373,612	7.55	113,262	553	78.29
C	86	9,739,749	2.34	113,253	542	72.64
CM	50	5,410,261	1.30	108,205	525	67.66
Total	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	125	$22,372,303	5.38%	$178,978	617	82.40%
24 Months	1,148	155,547,945	37.43	135,495	603	83.26
36 Months	520	63,314,859	15.24	121,759	616	81.43
60 Months	16	2,148,767	0.52	134,298	628	75.99
None	1,257	171,594,426	41.29	136,511	607	82.10
Other*	4	606,828	0.15	151,707	641	79.36
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

*Other includes all loans with prepayment penalty terms not equal to 0, 12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate IO Term

IO Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
0	3,025	$406,477,562	97.81%	$134,373	607	82.38%
24	18	3,986,720	0.96	221,484	634	81.35
36	9	1,415,708	0.34	157,301	634	80.84
60	18	3,705,137	0.89	205,841	628	87.72
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	518	$53,909,660	12.97%	$104,073	618	79.30%
2.500 - 2.999	2	385,703	0.09	192,852	577	74.33
3.000 - 3.499	3	583,401	0.14	194,467	582	87.34
3.500 - 3.999	8	1,796,821	0.43	224,603	633	77.02
4.000 - 4.499	11	2,889,401	0.70	262,673	644	72.64
4.500 - 4.999	33	5,541,142	1.33	167,913	633	85.23
5.000 - 5.499	147	25,985,532	6.25	176,772	631	82.99
5.500 - 5.999	210	35,327,714	8.50	168,227	629	79.09
6.000 - 6.499	370	53,826,982	12.95	145,478	621	78.66
6.500 - 6.999	560	82,186,443	19.78	146,762	609	81.61
7.000 - 7.499	474	62,291,659	14.99	131,417	593	85.06
7.500 - 7.999	395	50,999,457	12.27	129,113	589	87.64
8.000 - 8.499	188	22,971,299	5.53	122,188	580	87.74
8.500 - 8.999	95	10,780,276	2.59	113,477	571	84.43
9.000 - 9.499	37	4,163,352	1.00	112,523	571	78.75
9.500 - 9.999	18	1,866,318	0.45	103,684	558	83.80
10.000 - 10.499	1	79,966	0.02	79,966	518	67.00
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

RASC SERIES 2005-KS3 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS3

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	518	$53,909,660	12.97%	$104,073	618	79.30%
10.000 - 10.999	1	499,950	0.12	499,950	660	90.00
11.000 - 11.999	37	8,076,291	1.94	218,278	649	82.56
12.000 - 12.999	333	56,208,678	13.53	168,795	626	78.31
13.000 - 13.999	1,127	167,656,339	40.34	148,763	611	82.19
14.000 - 14.999	797	101,300,662	24.38	127,102	591	86.34
15.000 - 15.999	230	25,324,401	6.09	110,106	570	83.89
16.000 - 16.999	26	2,529,181	0.61	97,276	566	81.69
17.000 - 17.999	1	79,966	0.02	79,966	518	67.00
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	518	$53,909,660	12.97%	$104,073	618	79.30%
3.000 - 3.999	2	321,489	0.08	160,745	578	87.39
4.000 - 4.999	3	406,883	0.10	135,628	603	86.73
5.000 - 5.999	144	26,027,541	6.26	180,747	634	75.90
6.000 - 6.999	890	138,993,722	33.45	156,173	619	80.36
7.000 - 7.999	987	135,136,842	32.52	136,917	597	85.46
8.000 - 8.999	404	47,957,204	11.54	118,706	587	86.57
9.000 - 9.999	113	12,224,871	2.94	108,185	568	83.52
10.000 - 10.999	9	606,917	0.15	67,435	553	76.04
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed Rate	518	$53,909,660	12.97%	$104,073	618	79.30%
June 2005	1	93,681	0.02	93,681	689	90.00
August 2005	1	137,342	0.03	137,342	600	70.00
January 2006	2	135,998	0.03	67,999	637	91.08
July 2006	1	130,465	0.03	130,465	595	95.00
August 2006	2	299,736	0.07	149,868	624	95.00
September 2006	3	762,315	0.18	254,105	657	90.42
October 2006	11	2,425,805	0.58	220,528	603	86.30
November 2006	36	5,623,013	1.35	156,195	615	87.10
December 2006	154	25,032,768	6.02	162,550	628	80.46
January 2007	360	54,580,347	13.13	151,612	610	86.05
February 2007	1,060	143,363,284	34.50	135,248	600	82.51
March 2007	427	57,055,361	13.73	133,619	594	82.54
August 2007	3	659,790	0.16	219,930	613	81.20
October 2007	2	139,327	0.03	69,663	587	91.35
November 2007	16	2,201,494	0.53	137,593	614	84.38
December 2007	31	4,998,752	1.20	161,250	607	84.07
January 2008	77	12,497,845	3.01	162,310	626	83.75
February 2008	210	28,213,220	6.79	134,349	613	80.08
March 2008	146	21,276,389	5.12	145,729	611	81.40
November 2009	1	150,800	0.04	150,800	604	80.00
December 2009	7	1,639,844	0.39	234,263	616	87.79
January 2010	1	257,893	0.06	257,893	617	80.00
Total:	**3,070**	**$415,585,128**	**100.00%**	**$135,370**	**607**	**82.41%**

Net WAC Cap Schedule

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
Apr. 25, 2005	N/A	N/A	May. 25, 2008	10.47	10.47
May. 25, 2005	12.54	12.54	Jun. 25, 2008	10.81	10.81
Jun. 25, 2005	7.10	10.00	Jul. 25, 2008	10.46	10.46
Jul. 25, 2005	6.88	10.00	Aug. 25, 2008	10.82	10.82
Aug. 25, 2005	7.10	10.00	Sep. 25, 2008	10.57	10.57
Sep. 25, 2005	6.88	10.00	Oct. 25, 2008	11.24	11.24
Oct. 25, 2005	6.88	10.00	Nov. 25, 2008	11.61	11.61
Nov. 25, 2005	7.11	10.00	Dec. 25, 2008	11.22	11.22
Dec. 25, 2005	6.88	10.00	Jan. 25, 2009	11.58	11.58
Jan. 25, 2006	7.11	10.00	Feb. 25, 2009	11.21	11.21
Feb. 25, 2006	6.88	10.00	Mar. 25, 2009	11.27	11.27
Mar. 25, 2006	6.88	10.00	Apr. 25, 2009	12.69	12.69
Apr. 25, 2006	7.61	10.00	May. 25, 2009	11.45	11.45
May. 25, 2006	6.88	10.00	Jun. 25, 2009	11.82	11.82
Jun. 25, 2006	7.11	10.00	Jul. 25, 2009	11.43	11.43
Jul. 25, 2006	6.88	10.00	Aug. 25, 2009	11.80	11.80
Aug. 25, 2006	7.11	10.00	Sep. 25, 2009	11.46	11.46
Sep. 25, 2006	6.88	10.00	Oct. 25, 2009	11.54	11.54
Oct. 25, 2006	6.88	10.00	Nov. 25, 2009	11.91	11.91
Nov. 25, 2006	7.11	10.00	Dec. 25, 2009	11.51	11.51
Dec. 25, 2006	6.88	10.00	Jan. 25, 2010	11.88	11.88
Jan. 25, 2007	7.11	10.00	Feb. 25, 2010	11.50	11.50
Feb. 25, 2007	6.94	10.00	Mar. 25, 2010	11.50	11.50
Mar. 25, 2007	7.06	10.00	Apr. 25, 2010	12.72	12.72
Apr. 25, 2007	9.69	10.00	May. 25, 2010	11.48	11.48
May. 25, 2007	8.74	10.00	Jun. 25, 2010	11.85	11.85
Jun. 25, 2007	9.02	10.00	Jul. 25, 2010	11.45	11.45
Jul. 25, 2007	8.72	10.00	Aug. 25, 2010	11.82	11.82
Aug. 25, 2007	9.03	10.00	Sep. 25, 2010	11.43	11.43
Sep. 25, 2007	8.78	10.00	Oct. 25, 2010	11.42	11.42
Oct. 25, 2007	9.39	10.00	Nov. 25, 2010	11.78	11.78
Nov. 25, 2007	9.70	10.00	Dec. 25, 2010	11.39	11.39
Dec. 25, 2007	9.38	10.00	Jan. 25, 2011	11.75	11.75
Jan. 25, 2008	9.69	10.00	Feb. 25, 2011	11.37	11.37
Feb. 25, 2008	9.39	10.00	Mar. 25, 2011	11.35	11.35
Mar. 25, 2008	9.62	10.00	Apr. 25, 2011	12.55	12.55
Apr. 25, 2008	11.20	11.20	May. 25, 2011	11.32	11.32

(1) Assumes 1-month LIBOR remains constant at 2.85% and 6-month LIBOR remains constant at 20.00% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	13.44	1.61	1.22	1.00	0.85	0.75
Modified Duration (at par)	10.60	1.54	1.18	0.97	0.83	0.73
First Principal Payment Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
Last Principal Payment Date	2/25/2026	3/25/2008	4/25/2007	1/25/2007	9/25/2006	7/25/2006
Principal Payment Window (Months)	251	36	25	22	18	16
Class A-2						
Average Life (Years)	22.73	3.82	2.56	2.00	1.74	1.51
Modified Duration (at par)	16.19	3.56	2.42	1.92	1.67	1.45
First Principal Payment Date	2/25/2026	3/25/2008	4/25/2007	1/25/2007	9/25/2006	7/25/2006
Last Principal Payment Date	3/25/2030	5/25/2010	9/25/2008	7/25/2007	3/25/2007	1/25/2007
Principal Payment Window (Months)	50	27	18	7	7	7
Class A-3						
Average Life (Years)	27.18	8.32	5.55	3.50	2.23	1.93
Modified Duration (at par)	18.08	7.17	5.00	3.25	2.12	1.85
First Principal Payment Date	3/25/2030	5/25/2010	9/25/2008	7/25/2007	3/25/2007	1/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2007	5/25/2007
Principal Payment Window (Months)	48	87	58	45	9	5
Class A-4						
Average Life (Years)	28.88	12.30	8.21	5.96	2.78	2.21
Modified Duration (at par)	18.59	10.02	7.12	5.35	2.62	2.10
First Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2007	5/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	2/25/2008	7/25/2007
Principal Payment Window (Months)	1	1	1	1	4	3

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.80	8.14	5.48	4.79	4.57	3.50
Modified Duration (at par)	17.56	6.93	4.90	4.36	4.18	3.26
First Principal Payment Date	5/25/2028	3/25/2009	6/25/2008	4/25/2009	2/25/2008	7/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	61	24	22	17
Class M-2						
Average Life (Years)	26.80	8.14	5.47	4.59	4.63	3.63
Modified Duration (at par)	17.47	6.92	4.88	4.18	4.23	3.37
First Principal Payment Date	5/25/2028	3/25/2009	6/25/2008	2/25/2009	11/25/2009	11/25/2008
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	61	26	1	1
Class M-3						
Average Life (Years)	26.80	8.14	5.46	4.45	4.36	3.47
Modified Duration (at par)	17.41	6.91	4.87	4.06	3.99	3.22
First Principal Payment Date	5/25/2028	3/25/2009	5/25/2008	10/25/2008	2/25/2009	5/25/2008
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	62	30	10	7
Class M-4						
Average Life (Years)	26.80	8.14	5.46	4.35	4.01	3.19
Modified Duration (at par)	17.35	6.90	4.86	3.97	3.69	2.98
First Principal Payment Date	5/25/2028	3/25/2009	5/25/2008	9/25/2008	12/25/2008	3/25/2008
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	62	31	12	9
Class M-5						
Average Life (Years)	26.80	8.14	5.46	4.31	3.87	3.08
Modified Duration (at par)	17.10	6.86	4.84	3.92	3.56	2.87
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	7/25/2008	9/25/2008	1/25/2008
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	63	33	15	11
Class M-6						
Average Life (Years)	26.80	8.14	5.45	4.27	3.76	2.99
Modified Duration (at par)	17.00	6.84	4.82	3.88	3.46	2.79
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	7/25/2008	8/25/2008	12/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	63	33	16	12

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-7						
Average Life (Years)	26.80	8.14	5.45	4.24	3.69	2.93
Modified Duration (at par)	16.86	6.82	4.81	3.84	3.40	2.73
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	6/25/2008	7/25/2008	11/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	63	34	17	13
Class M-8						
Average Life (Years)	26.80	8.14	5.45	4.23	3.65	2.90
Modified Duration (at par)	15.84	6.65	4.73	3.79	3.31	2.67
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	5/25/2008	6/25/2008	10/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	63	35	18	14
Class M-9						
Average Life (Years)	26.80	8.14	5.45	4.20	3.60	2.87
Modified Duration (at par)	15.66	6.62	4.71	3.75	3.26	2.65
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	5/25/2008	5/25/2008	9/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	63	35	19	15
Class M-10						
Average Life (Years)	26.80	8.14	5.45	4.20	3.57	2.82
Modified Duration (at par)	14.71	6.45	4.63	3.70	3.20	2.58
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	5/25/2008	4/25/2008	9/25/2007
Last Principal Payment Date	2/25/2034	7/25/2017	6/25/2013	3/25/2011	11/25/2009	11/25/2008
Principal Payment Window (Months)	70	101	63	35	20	15

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-1						
Average Life (Years)	13.44	1.61	1.22	1.00	0.85	0.75
Modified Duration (at par)	10.60	1.54	1.18	0.97	0.83	0.73
First Principal Payment Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
Last Principal Payment Date	2/25/2026	3/25/2008	4/25/2007	1/25/2007	9/25/2006	7/25/2006
Principal Payment Window (Months)	251	36	25	22	18	16
Class A-2						
Average Life (Years)	22.73	3.82	2.56	2.00	1.74	1.51
Modified Duration (at par)	16.19	3.56	2.42	1.92	1.67	1.45
First Principal Payment Date	2/25/2026	3/25/2008	4/25/2007	1/25/2007	9/25/2006	7/25/2006
Last Principal Payment Date	3/25/2030	5/25/2010	9/25/2008	7/25/2007	3/25/2007	1/25/2007
Principal Payment Window (Months)	50	27	18	7	7	7
Class A-3						
Average Life (Years)	27.19	8.38	5.59	3.54	2.23	1.93
Modified Duration (at par)	18.08	7.21	5.03	3.28	2.12	1.85
First Principal Payment Date	3/25/2030	5/25/2010	9/25/2008	7/25/2007	3/25/2007	1/25/2007
Last Principal Payment Date	5/25/2034	2/25/2019	7/25/2014	1/25/2012	11/25/2007	5/25/2007
Principal Payment Window (Months)	51	106	71	55	9	5
Class A-4						
Average Life (Years)	29.53	17.98	12.40	9.14	2.78	2.21
Modified Duration (at par)	18.85	13.38	10.02	7.76	2.62	2.10
First Principal Payment Date	5/25/2034	2/25/2019	7/25/2014	1/25/2012	11/25/2007	5/25/2007
Last Principal Payment Date	2/25/2035	4/25/2030	8/25/2023	1/25/2019	2/25/2008	7/25/2007
Principal Payment Window (Months)	10	135	110	85	4	3

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.90	8.97	6.09	5.25	7.05	5.47
Modified Duration (at par)	17.60	7.43	5.32	4.72	6.16	4.90
First Principal Payment Date	5/25/2028	3/25/2009	6/25/2008	4/25/2009	2/25/2008	7/25/2007
Last Principal Payment Date	1/25/2035	11/25/2027	4/25/2021	3/25/2017	1/25/2016	11/25/2013
Principal Payment Window (Months)	81	225	155	96	96	77
Class M-2						
Average Life (Years)	26.90	8.96	6.07	5.04	5.36	4.32
Modified Duration (at par)	17.51	7.41	5.30	4.53	4.83	3.96
First Principal Payment Date	5/25/2028	3/25/2009	6/25/2008	2/25/2009	1/25/2010	2/25/2009
Last Principal Payment Date	1/25/2035	3/25/2027	9/25/2020	9/25/2016	2/25/2014	4/25/2012
Principal Payment Window (Months)	81	217	148	92	50	39
Class M-3						
Average Life (Years)	26.90	8.94	6.04	4.89	4.70	3.77
Modified Duration (at par)	17.45	7.39	5.28	4.39	4.27	3.48
First Principal Payment Date	5/25/2028	3/25/2009	5/25/2008	10/25/2008	2/25/2009	5/25/2008
Last Principal Payment Date	1/25/2035	11/25/2026	5/25/2020	6/25/2016	12/25/2013	2/25/2012
Principal Payment Window (Months)	81	213	145	93	59	46
Class M-4						
Average Life (Years)	26.90	8.91	6.02	4.77	4.33	3.45
Modified Duration (at par)	17.38	7.36	5.25	4.29	3.95	3.20
First Principal Payment Date	5/25/2028	3/25/2009	5/25/2008	9/25/2008	12/25/2008	3/25/2008
Last Principal Payment Date	12/25/2034	7/25/2025	5/25/2019	9/25/2015	4/25/2013	8/25/2011
Principal Payment Window (Months)	80	197	133	85	53	42
Class M-5						
Average Life (Years)	26.90	8.88	5.99	4.71	4.18	3.33
Modified Duration (at par)	17.13	7.30	5.21	4.23	3.81	3.08
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	7/25/2008	9/25/2008	1/25/2008
Last Principal Payment Date	12/25/2034	2/25/2025	12/25/2018	5/25/2015	1/25/2013	6/25/2011
Principal Payment Window (Months)	80	192	129	83	53	42
Class M-6						
Average Life (Years)	26.89	8.83	5.95	4.65	4.04	3.22
Modified Duration (at par)	17.03	7.26	5.17	4.17	3.69	2.99
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	7/25/2008	8/25/2008	12/25/2007
Last Principal Payment Date	11/25/2034	2/25/2024	3/25/2018	10/25/2014	8/25/2012	2/25/2011
Principal Payment Window (Months)	79	180	120	76	49	39

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-7						
Average Life (Years)	26.89	8.79	5.92	4.59	3.96	3.15
Modified Duration (at par)	16.89	7.21	5.14	4.11	3.61	2.92
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	6/25/2008	7/25/2008	11/25/2007
Last Principal Payment Date	11/25/2034	4/25/2023	7/25/2017	4/25/2014	3/25/2012	10/25/2010
Principal Payment Window (Months)	79	170	112	71	45	36
Class M-8						
Average Life (Years)	26.89	8.72	5.87	4.55	3.88	3.09
Modified Duration (at par)	15.87	6.98	5.01	4.02	3.50	2.84
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	5/25/2008	6/25/2008	10/25/2007
Last Principal Payment Date	10/25/2034	8/25/2022	2/25/2017	12/25/2013	12/25/2011	7/25/2010
Principal Payment Window (Months)	78	162	107	68	43	34
Class M-9						
Average Life (Years)	26.88	8.63	5.80	4.47	3.80	3.03
Modified Duration (at par)	15.68	6.90	4.95	3.95	3.42	2.78
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	5/25/2008	5/25/2008	9/25/2007
Last Principal Payment Date	9/25/2034	6/25/2021	4/25/2016	4/25/2013	6/25/2011	3/25/2010
Principal Payment Window (Months)	77	148	97	60	38	31
Class M-10						
Average Life (Years)	26.86	8.49	5.70	4.40	3.71	2.95
Modified Duration (at par)	14.73	6.65	4.79	3.84	3.31	2.68
First Principal Payment Date	5/25/2028	3/25/2009	4/25/2008	5/25/2008	4/25/2008	9/25/2007
Last Principal Payment Date	8/25/2034	6/25/2020	7/25/2015	10/25/2012	1/25/2011	11/25/2009
Principal Payment Window (Months)	76	136	88	54	34	27

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Earl Bandy	(212) 553-7985
S&P:	Lacey Bigos	(212) 438-3126